EXHIBIT 57


                            PRESS RELEASE OLIMPIA SPA
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Milan, 13 November 2003 - The General Shareholders Meeting of Olimpia SpA today met - with the attendance of all shareholders, board members and statutory auditors - and approved a capital increase of up to 770 MILLION Euros, at par value, in two separate tranches.

The first tranche of 700 MILLION Euros will be used, as already announced to the market on 11 November 2003, to purchase Telecom Italia ordinary shares. In particular, approximately 295 MILLION ORDINARY SHARES at a unit price of 2.37 EUROS will be made available by Mediobanca on 18 December 2003, following the agreement signed on 5 November.

Full subscription of the first tranche of the capital increase has been guaranteed in the General Shareholders Meeting.

After this operation, the shareholding of Olimpia SpA in Telecom Italia SpA ordinary capital will increase to approx. 17.02% from 14.16%.

The second tranche, for an amount up to 70 MILLION Euros, could be subscribed within 7 January 2004.